BLINK CHARGING CO.

3284 N. 29th Court

Hollywood, Florida 33020

February 8, 2018

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blink Charging Co.
Registration Statement on Form S-1
File No. 333-214461

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Blink Charging Co. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:30 p.m. Eastern Time on Thursday, February 8, 2018, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Blink Charging Co.

/s/ Michael J. Calise
Michael J. Calise
Chief Executive Officer